UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              COMFORCE CORPORATION
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                     544118
                                 (CUSIP Number)

                               Michael Ferrentino
                               2001 Marcus Avenue
                             Lake Success, NY 11042
                                 (516) 328-7300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 4, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 544118


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael Ferrentino

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,281,044

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,111,968
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,281,044

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,393,012

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 ("Amendment") amends the statement on Schedule 13D filed by the Reporting Person (as defined below) with the Commission on November 29, 1995 with respect to shares of Common Stock, par value $.01 per share (the "Common Stock"), of COMFORCE Corporation. This Amendment supplements and amends the information set forth in the original statement by restating the Items or subsections thereof set forth herein. All capitalized terms shall have the meanings set forth in the original statement on Form 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on September 4, 1998, the Reporting Person beneficially owned an aggregate of 2,393,012 shares of Common Stock, which constituted approximately 14.9% of the 15,790,747 shares of Common Stock outstanding at July 31, 1998 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. The shares beneficially owned include shares issued pursuant to the anti-dilution provisions of the Letter Agreement, as described in Item 6 of the original statement on Schedule 13D of the Reporting Person. No other shares of the Issuer's Common Stock have been acquired since the date of the original report.

     (b) The Reporting Person has (i) the sole power to vote or direct the vote, and to dispose or to direct the disposition, of 999,794 shares held of record by him and 281,250 shares issuable upon the exercise of options held by him, and
(ii) the shared power to vote or direct the vote of 1,111,968 shares held by Christopher P. Franco and Kevin W. Kiernan. At the time of entering into the Letter Agreement, the Reporting Person, Christopher P. Franco and Kevin W. Kiernan entered into a voting agreement under which the Reporting Person has the right at his discretion to vote the shares held by Messrs. Franco and Kiernan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On September 4, 1998, the Reporting Person, Christopher P. Franco and Kevin
W. Kiernan entered into a Stock Purchase and Sale Agreement under which they agreed to sell 2,111,762 shares of the Issuer's Common Stock for a price of $6.62 per share. These shares represent all of the shares deemed to be beneficially owned by the Reporting Person other than options to purchase 281,250 shares held by him. Upon completion of the transaction, which is scheduled to close on or about September 30, 1998, the Reporting Person will beneficially own less than 5% of the Issuer's Common Stock.

     Upon completion of this transaction, the Reporting Person will relinquish his position as the President and a director of the Issuer. In addition, upon completion of this transaction, his employment agreement with the Issuer, which currently provides for a term ending on November 30, 2000, will be amended to provide that, from and after December 31, 1998, the Reporting Person's employment shall continue on an at will basis.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 14, 1998                            /s/ Michael Ferrentino
                                                  ------------------------------
                                                  Michael Ferrentino